

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2006

By Facsimile and U.S. Mail

Mr. William D. Perez
Chief Executive Officer
WM.Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

Re: **WM.Wrigley Jr. Company**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 16, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 9, 2006
File No. 001-00800

Dear Mr. Perez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief